     Filed pursuant to Rule 433
December 22, 2005

Relating to Amendment No. 1 to
 Pricing Supplement No. 19 dated December 6, 2005 to
Registration Statement No. 333-129243

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – December 22, 2005

PLUS due January 8, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the U.S. DOLLAR INDEX®
Performance Leveraged Upside SecuritiesSM (“PLUSSM”)

Offering Price:	$10 per PLUS
Aggregate Principal Amount	$1,599,000
Pricing Date:	December 22, 2005
Original Issue Date:	January 6, 2006
Maturity Date:	January 8, 2007
Initial Index Value	90.84
Upside Leverage Factor	200%
Maximum Payment	$12.00 per PLUS
CUSIP	61747Y634
Agent	Morgan Stanley & Co. Incorporated
Agent’s Commissions	$0.10 per PLUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by called toll-free 1-800-584-6837.

U.S. Dollar Index® and NYBOT® are service marks of the Board of Trade of the City of New York, Inc. (“NYBOT”), and have been licensed for use by Morgan Stanley . The PLUS are not issured, sponsored, endorsed, sold or promoted by NYBOT and NYBOT makes no representation regarding the advisability of investing in the PLUS.

Amendment No. 1 to Pricing Supplement No. 19, dated December 6, 2005
Prospectus Dated November 14, 2005
Prospectus Supplement Dated November 14, 2005